UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-27248
CUSIP NUMBER
522015016

(Check one):          ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:_________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Learning Tree International, Inc.

Full Name of Registrant

Former Name if Applicable

13650 Dulles Technology Drive

Address of Principal Executive Office (Street and Number)

Herndon, Virginia 20171

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Learning Tree International, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2016 (the “2016 Form 10-K”) by the December 29, 2016 filing date without unreasonable effort or expense because the Company needs additional time to complete certain disclosures and analyses to be included in the 2016 Form 10-K relating to its cash flows and the effect thereof on its liquidity position and financial condition.  The Company expects to file the 2016 Form 10-K on or prior to the fifteen calendar day extension provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

David Asai	703	709-9119
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☒ No ☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☐No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Special Note Regarding Forward Looking Statements

This Form 12b-25 contains statements that may be deemed to be forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, including the Company’s statements regarding the anticipated timing of filing of the 2016 Form 10-K. These statements are not historical facts but rather are based on the Company’s current expectations, estimates and projections regarding the Company’s business, operations and other factors relating thereto. Words such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “predict,” “potential,” “continue,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. Factors that could cause actual results to differ from those reflected in forward-looking statements include, but are not limited to, uncertainties related to accounting issues generally and other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission. New risks and uncertainties emerge from time to time and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 12b-25. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the Company’s expectations, objectives or plans will be achieved in the timeframe anticipated or at all. Investors are cautioned not to place undue reliance on the Company’s forward-looking statements and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

LEARNING TREE INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2016	By:	/s/ David Asai
David Asai
Chief Financial Officer